Exhibit 99.3
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél.: +33(0)1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Appointment
Paris, January 22, 2009 — Marc Blaizot, who succeeded Jean-Marie Masset as Senior Vice President, Geosciences at Total Exploration & Production in December 2008, was appointed to the Corporate Management Committee on January 2, 2009.

Marc Blaizot, 55, is a graduate of Ecole Nationale de Géologie in Nancy, France. He began his career as a geologist with Elf in 1979, holding a variety of positions focusing on basin evaluation, prospect generation and appraisal of discoveries in Europe (Italy, Norway, the United Kingdom).
Appointed Senior Vice President, Exploration in Angola in 1992, he headed the team of geologists and geophysicists who discovered the giant Girassol field in the country’s deep offshore.
From 1996 to 2001, he conducted geoscience analyses for the Middle East (Syria, Iraq, Qatar) and Asia at the Scientific and Technical Center (CSTJF) in Pau, France.
While responsible for the management and arbitrage of the Exploration Portfolio from 2001 to 2005, and as head of the New Business Department from 2005 to 2008, he specialized in the management of the exploration portfolio and in the selection of new opportunities worldwide.
Appointed Senior Vice President, Geosciences at Total Exploration & Production in December 2008, he heads a network of more than 2,000 geoscientists in 40 countries.
He is a member of the American Association of Petroleum Geologists (AAPG), the European Association of Geoscientists & Engineers (EAGE) and the French Association of Geologists (UFG).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com